Synergen Law Group A Professional Law Corporation

November 18, 2010

Mr. John Stickel, Attorney Advisor Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549	Via EDGAR Only

Re:          Poway Muffler and Brake, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-164856

Dear Mr. Stickel:

On behalf of Poway Muffler and Brake, Inc. (the ''Company''), we have today filed via the EDGAR system, Amendment No. 3 (the “Third Amendment”') to the above-captioned Registration Statement in response to the comments in your letter dated October 20, 2010.  The responses, in italics below, are in direct correlation to your numbered comments.

General

Comment No. 1

We note that you have changed the price per share in response to our prior comment 1. Please revise your disclosure regarding the offering price in the "Determination of Offering Price" and "Plan of Distribution" sections accordingly.

In response to this comment, the Company has revised its disclosure as requested.

Comment No. 2

You disclose in the notes to the financial statements that you have an outstanding loan from a stockholder. Please tell us, with a view towards revised disclosure in the "Selling Shareholders" or "Certain Relationships and Related Transactions" section as necessary, which stockholder made this loan to you.

In response, the Company has added disclosure regarding the shareholder loan to the Company in the section entitled "Certain Relationships and Related Transactions."

819 Anchorage Place, Suite 28 Chula Vista, CA 91914	Tel. 619.475.7882 Fax. 619.512.5184

Mr. John Stickel
November 18, 2010
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Summary Financials. page 2

Comment No. 3

Refer to prior comment 8. Your table that provides summary financial statement data needs substantial revisions. Your income statement data indicates that the financial data is from inception (January 6,1989) to June 30, 2010 but we note that it only includes data through December 31, 2009. The amount that you have listed as revenue is instead operating income and your expense line is general and administrative expenses. Your balance sheet data, which you indicate is of June 30,2010, is in fact, as of December 30, 2009. Please revise your summary financial statement data to include financial data through June 30, 20 I 0 and title the line items similar to your financial statements.

In response to this comment, the Company has amended the summary financial information as requested.

We may have difficulty meeting our retail expansion goals. page 4

Comment No. 4

We note your response to our prior comment 12 and reissue in part. Please revise to quantify your expected near and long term capital needs here and discuss how your limited funds could impact your goals.

In response to this comment, the Company has amended its disclosure with additional language regarding the Company's expected near and long term capital needs and how our limited funds could impact our goals..

Description of Business. page 12

Comment No. 5

We note your response to our prior comment 17 and reissue in part. Please provide support for your statement related to growth in recent years, particularly as compared to your increasing net losses, or revise to remove such growth references.

In response, the Company has deleted the statement about recent growth and has added a statement that the Company hopes to see growth as a result of this segment of the Company's business.

Comment No. 6

Please discuss in greater detail the deal you structured with an aftermarket manufacturer to provide factory qualified replacement catalytic converters costing approximately 40% less. For example, disclose whether you have a written agreement with the manufacturer and discuss the material terms

Mr. John Stickel
November 18, 2010
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and duration of the agreement. Please also file the agreement as an exhibit if it is material.  Absent a written agreement, please provide support for your ability to continually offer such a 40% savings to customers or balance your disclosure with the risks inherent in the uncertainties of your replacement program.

In response to this comment, we have added disclosure regarding the non-existence of a written agreement with our aftermarket supplier of catalytic converters, and the risks inherent therein, in the section entitled "Description of Business" as well as the  subsection entitled "We depend on our relationships with our vendors" in our Risk Factors.

Report of the Independent Registered Public Accounting Firm. page 16

Comment No. 7

Please tell us why the independent accounting firm' s report was reissued. Reissuance of the auditor's report is required when previously filed financial statements are restated or retrospectively adjusted, which appears not to be your circumstance.

The independent accounting firm’s report is corrected as not being reissued.

Balance Sheet. page 17

Comment No. 8

Refer to prior comment 21. Your response does not appear to be on point. We note your statement that you keep a standard set of mufflers on hand and as mufflers are installed, they are immediately re-ordered. However, the amount of inventory as reported on your balance sheet should represent the value of the goods held by you for sale or for customer service and must be accurately counted and valued at the end of each accounting period. Items that have beep reordered by you may not have been delivered to you or held by you by the balance sheet date and therefore would not be included in the inventory balance. In addition, the cost of replacement purchases of inventory may not equal the cost of inventory consumed. Therefore we reissue our comment. Please explain to us why the amount of inventory as reported on your balance sheet is the same for the fiscal years ended December 31, 2009 and 2008.

Inventory was counted as for numbers and was not materially different from the prior year. As were the costs.  The policy of management was to keep the same allotted space filled with mufflers in 1998 and 1999.  It is true that items that have been reordered may not have been delivered or held by the Company on the balance sheet date. However it is a continuous process of order and receipt, of essentially fungible items.  Therefore the count would be net of these items, and a count at any point in time would not vary on that account from year to year.  Variances were not material and no adjustment was made.

Mr. John Stickel
November 18, 2010
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The test counts (100% of inventory) and price extensions were reviewed for both years.  The number of mufflers was about the same, with some changes in types.  As to prices, it was found that the greater majority had not increased in price;  Flowmaster and IMCO for example, among the most numerous, had not increased in price from $101.25 (average) and $40.  The carrying value of Walker was reduced from $40 to $35 along with a reduction of 3 mufflers, and Magnaflow from a price average of $200 to $176.73 and reduction of 2, which was offset by an increase in the numbers of IMCO R series from 4 to 25 at the same price of $40, an increase of $840.  Therefore, overall the value did not materially change and no adjustment was made.

Note 1: Organization and Description of Business, page 21

Comment No. 9.

Refer to prior comment 22. We note your response that the auditor mistakenly characterized the merger as a reverse merger and that the notes to the financial statements have been revised. However, we note on page 32 of the notes to the financial statement for the six months ended June 30, 2010, the merger with Ross Investments, Inc. is described as a reverse acquisition of the Company. Please further revise your document to consistently characterize the merger with Ross Investments, Inc throughout your document.

Notes to the June 30, 2010 financial statements revised to reflect the correct description of the merger with Ross Investments, Inc.

Note 2: Inventory, page 23

Comment No. 10

Refer to prior comment 24. We note your response that your auditor has revised note 2 to disclose the major classes of inventory. However, it does not appear that the major classes of inventory are disclosed. Therefore, we reissue our comment. Please disclose the major classes of inventory and provide all other disclosure required by Rule 5.02 (6) of Regulation S·X.

The disclosure in the June 30, 2010 note has been revised to include the major classes of inventory and disclosures required by Rule 5.02(6) of Regulation S-X.

Note 6: Capital Structure, page 26

Comment No. 11

Refer to prior comment 25. Please explain in greater detail why 100,000 shares were issued as replacements for stock surrendered and cancelled in the merger transaction.

The explanation has been expanded in the notes, of the issue of 100,000 shares in replacement for the stock surrendered and cancelled in the merger transaction.

Mr. John Stickel
November 18, 2010
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Long Term Goals, page 39

Comment No. 12

We note your response to our prior comment 27 and reissue in part. Please expand your disclosure to discuss the difficulties you are likely to face in funding this expansion from operations given your current economic condition and the challenges you will likely face if you seek outside funding. Please also disclose that if you are unable to raise this substantial amount of capital, you will be unable to proceed with your expansion as planned.

In response, we have amended the disclosure as requested.

Security Ownership of Certain Beneficial Owners and Management. page 40

Comment No. 13

We note your response to our prior comment 29 and reissue. While your response indicates your intent to include the shares beneficially owned by Bruce Penrod in the table, we are unable to locate such inclusion. Please revise accordingly.

In the original S-1, we were under the mistaken belief that Bruce Penrod was the owner (directly and indirectly through Intercorp, Inc.) of more than 5% of the outstanding shares of common stock.  In our amended S-1, we corrected the disclosure regarding the beneficial owner of Intercorp, Inc..  As such, Mr. Penrod's ownership of stock falls below the 5% threshold, and his name was not included in the table.

Comment No. 14

Refer to prior comment 30. Please clarify to us and in your filing when the 100,000 were issued to Mr. Ligi. The disclosure on page 40 indicates that the shares were issued contemporaneous with the merger but your response appears to indicate that the shares were issued after the July 30, 2010 financial statements were issued.

In response, we have changed the date on which Mr. Ligi's shares to "contemporaneous with the merger" to "on August 26, 2010 as a result of the merger" in order to further clarify exactly when the shares were issued.

Issuance of Unregistered Securities. page 43

Comment No. 15

We note your response to our prior comment 33 and reissue in part, Securities Act Rule 145 is not an exemption from registration, Please revise or advise.

Mr. John Stickel
November 18, 2010
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In response to this comment, we have amended the Registration Statement to reflect that the 100,000 shares issued to Mr. Ligi as a result of the Merger were exempt from registration under Section 4(2) of the Securities Act.

Regards,
SYNERGEN LAW GROUP

/s/ Karen A. Batcher, Esq.

Karen A. Batcher, Esq.
kbatcher@synergenlaw.com